Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos



Date: Tue 29 Jul 2003 10:18:04 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
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91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - second quarter activities report 2003

Number of pages (incl. cover sheet): 10

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Santos

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newsrelease

30 July 2003

Santos gas revenue up 15.5% to $193.5 million

Santos Limited today reported that sales gas revenue in the June quarter rose 15.5% from $167.5 million to a record $193.5 million on sales volumes of 59.0 petajoules (PJ).

A large component of the strong June quarter sales improvement came from the United States where Santos' gas sales revenue nearly doubled, reflecting higher production and average realised prices of A$7.52 per gigajoule.

Record June quarter sales gas revenues contributed to a 6.4% first half 2003 increase in total revenue to $716 million, as compared with $673.1 million in the previous corresponding period.

The Company's total second quarter sales revenue was $347.3 million compared with $351.2 million in the previous corresponding period. Total sales volume was 13.8 million barrels of oil equivalent (mmboe) compared with 14.3 mmboe previously. Production was 13.8 mmboe compared with 14.6 mmboe previously.

"The solid revenue increase in the first half is pleasing and was achieved despite the 17.5% rise in the realised exchange rate over the period," said Mr Ellice-Flint, Santos' Managing Director.

"In particular, we welcome the higher revenue contribution from our US gas operations."

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:

Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:

Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 30 JUNE 2003.

(Unless otherwise indicated, all comparisons are made against 2002 second quarter, reflecting seasonality, other than oil, which is not seasonal and is therefore compared with the first quarter of 2003.)

1. PRODUCTION AND SALES

Total sales revenue for the quarter was $347.3 million compared with $351.2 million in the second quarter of 2002.

Total sales volumes for the second quarter were 13.8 million barrels of oil equivalent (mmboe) compared with 14.3 mmboe in the second quarter of 2002.

Total production for the second quarter of 2003 was 13.8 mmboe compared with 14.6 mmboe in the previous corresponding period.

Second quarter sales gas and ethane production fell by 1.9% from 59.2 petajoules (PJ) to 58.1 PJ. Cooper Basin sales gas and ethane production was 39.1 PJ compared with 42.7 PJ in the second quarter 2002, reflecting field decline and plant maintenance. Otway and Gippsland Basin production increased by 70.4% to 4.6 PJ (+1.9 PJ) due to continued well and plant optimisation and a full quarter of production from Patricia Baleen. Denison Trough production increased to 3.7 PJ (+0.6 PJ) due to higher customer deliveries.

Gas and ethane sales volumes increased to 59.0 PJ (+0.3 PJ), an increase of 0.5%. Sales revenue from gas and ethane was 15.5% higher, at $193.5 million and a record for Santos, due mainly to higher gas prices.

Oil production during the quarter eased by 2.1% compared with the first quarter of 2003. Cooper Basin oil production was 8.0% higher than in the first quarter. Production from the Stag oil field was down in the second quarter due to increased water breakthrough at Stag 11H, which was subsequently plugged and abandoned. Production from Legendre was reduced during the quarter by the workover of Legendre North 3H and restrictions during the drilling of the successful horizontal infill development well, Legendre North 4H.

Sales volumes for crude oil were 18.1% higher than in the first quarter of 2003 due to the timing of shipments. Sales revenue from oil decreased by 2.7 % compared with the 2003 first quarter. The average realised oil price for the second quarter was A$41.30 (US$27.12) per barrel, 17.6% lower than the 2003 first quarter of A$50.13 (US$30.41), largely due to the appreciation of the Australian dollar and lower oil prices.

Condensate production was 758,300 barrels, 20.9% lower than the 2002 second quarter mainly due to lower gas production from drier gas fields in the Cooper Basin. Condensate revenue decreased by 18.7%.

LPG production was 61,800 tonnes, 7.1% below the 2002 second quarter due to lower gas production in the Cooper Basin. Sales volumes decreased due to lower production and the timing of shipments. LPG sales revenue declined due to lower volumes and lower seasonal demand in the Northern Hemisphere which resulted in a decline in realised LPG prices.

2. EXPLORATION

Expenditure on wildcat exploration was $38.2 million in the second quarter 2003.

Santos drilled five wildcat wells during the second quarter.

Second Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Montgomery 1	Carnarvon, WA	Oil	(WA 149 P)	18.70%	P&A Gas shows
Dawdy 1	South Texas	Gas	(Turtle Prospect)	25.0%	P&A
Titan BP 1	East Java	Gas	(Bawean PSC)	45.0%	P&A 75% CO2
Calypso BP 1	East Java	Gas	(Bawean PSC)	45.0%	P&A 80% CO2
Nickol 1	Carnarvon, WA	Oil	(WA 1 P)	22.6%	P&A

In the Carnarvon Basin, the Montgomery 1 well was plugged and abandoned after failing to reach its primary objective, the Dupuy Formation. A non-commercial 20 metre gross hydrocarbon column was intersected in the secondary target, the Barrow Group.

In the Bawean PSC, Titan BP 1 intersected 49 metres of gross gas charged sandstones in the Tawun Formation containing 75% Carbon Dioxide and 25% natural gas. Calypso BP 1 intersected 42 metres of gross gas charged sandstones in the Prupuh Formation containing 80% Carbon Dioxide and 20% natural gas. Both of the wells were subsequently plugged and abandoned.

2003 Forward Exploration Schedule:

The 2003 exploration program was to drill 26 wells for a total expenditure of $146 million. Of the original 26 wells, five have been deferred and two wells have been added to the program. Included in the program for the remainder of 2003 are three key wells being drilled in the frontier Otway and Kutei Basins. Approximately one-third of the total 2003 exploration program is being drilled in areas where Santos does not presently have production.

The wells to be drilled over the remainder of the year are:

Well	Basin/Area	Target	Resource Range (mmboe) unrisked	Santos Interest	Expected Spud Date (a)
Third Quarter					
Chiru	Carnarvon (WA 209 P)	Oil	2 - 25	36.0%	Drilling
Mangga	East Java (Sampang PSC)	Gas	5 - 50	45.0%	August
Sunnybank	Bowen Basin (ATP 336 P)	Gas	1 - 3	85.0%	August
Torres	South Texas (Frio)	Gas	1 - 4	25.0%	August
Kinta	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 5	60.1%	August
Helios	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 25	60.1%	September
Fourth Quarter					
Amrit	Offshore Otway (VIC/P 52)	Oil	10 - 730	33.3%	November
Cretaceous	East Texas (Knight Prospect)	Gas	3 - 50	30.0%	November
Roti Onlap	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 10	60.1%	November
Wackett South West	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 10	60.1%	November
Hebe	Cooper Basin, SWQ (ATP 259 P)	Gas	1 – 15	78.2%	November
Sigma	Kutei Basin (Popodi PSC)	Oil/Gas	50 - 475	25.0%	November
Korna	Cooper Basin (PPL 151)	Gas	1 – 15	59.8%	December
Hill	Offshore Otway (VIC/P 51)	Oil	18 - 145	80.0%	December
Callista	Offshore Otway (VIC/P 51)	Gas/Oil	4 - 163	80.0%	2004

(a) Dependent on rig availability and necessary approvals.

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $166.9 million in the second quarter of 2003.

Delineation Activity

In the United States the Remmers 7 well was successfully fracture stimulated with sales commencing in May with a peak rate of 161,800 cubic metres per day (CuM/d) (5.7 million standard cubic feet per day (MMscf/d)) after fracture stimulation in early June.

In the Cooper Basin one oil delineation well was spudded during the quarter and was drilling at quarter end. No gas delineation wells were drilled in the period.

Development Activity

In the Carnarvon Basin an infill oil development well, Legendre North 4H, was successfully drilled and is expected to increase Santos' oil production by an average 2,250 net barrels of oil per day (bopd) for the rest of 2003. A new horizontal infill development well, Stag 25H, to replace Stag 11H was drilled and began production at the end of the quarter at an initial rate of 2,000 bopd (gross). In the Cooper Basin, oil development activities added almost 1,500 bopd (gross) of production for the quarter.

Work continued in the Timor Sea on the Bayu Undan Gas Recycling project (Santos interest 10.6%) in the latest quarter. Three of the four wells drilled have been perforated and the clean up flows are in line with expectations. Following the clean up of the final well the rig will move to the Drilling, Production and Processing platform to commence drilling activities. The Compression, Utilities and Quarters deck was loaded out in Korea, transported to site and installed on the jacket. Construction of the Floating Storage Offtake continued and is expected to sail in early August. First production is scheduled for April 2004.

Development planning continued on the Mutineer Exeter development, including subsurface engineering studies and project management.

In the Timor Sea, 668 Kilometres of 2D seismic was acquired over the Kuda Tasi and Jahal fields in early May to assist in the location of potential development wells.

In the Cooper Basin, twelve gas development wells were drilled during the quarter (including one spudded in the first quarter and one drilling at quarter end). All wells were cased and suspended as future gas producers. Twelve wells were completed and brought on line. Seven of these wells had been drilled in the first quarter, the other five had been drilled in prior years. Four oil

development wells were drilled in the quarter, of which three were completed as oil producers.

In eastern Queensland, the Churchie field was bought on line and was producing at 142,000 CuM/d (5 MMscf/d).

In the United States, the Runnells 6 re entry horizontal well tested to sales at a rate of 70,790 CuM/d (2.5 MMscf/d) at the end of the quarter. Completion operations are continuing to clean out the wellbore and resume gas sales. Goldsberry 1 reached a total depth of 2,682 metres and was completed in early June. The well went to sales on 26 July 2003 and is currently flowing at a rate of 55,500 CuM/d (2.0 MMscf/d).

In the Gippsland Basin, construction of the Patricia Baleen gas plant and facilities was completed with production into the Eastern Gas Pipeline commencing on 6 April. In the Otway Basin, development of the Minerva plant and facilities continued during the quarter.

4. ACREAGE AWARDS/BUSINESS DEVELOPMENT

During the quarter the final approval for the Bayu Undan LNG development was granted by the Timor Sea Designated Authority on 15 June. The LNG development is the second stage of the Bayu Undan project, expecting to be commissioned in 2006 and is estimated to cost around US$1.5 billion (gross).

Santos continued to expand its interests in South East Asia by securing a 20% non-operated interest in two deep-water exploration permits in off-shore Indonesia, the Popodi and Papalang Production Sharing Contracts (PSC). These PSC's are located in the deep-water part of the Kutei Basin, with the first of the three wells scheduled to be drilled in November 2003.

During the second quarter of 2003, Santos increased its interest in WA-214-P, containing the John Brookes discovery to 37.5% and exploration permits WA-298-P and EP-325-P were relinquished.

In East Java progress was made negotiating the terms of a contract for the sale of gas from the Oyong field in the Sampang PSC (Santos 45%) to Indonesia Power's Grati power station. Subsequent to the end of the quarter, a gas sales contract was signed with Indonesia Power and the focus is now to achieve project sanction in the fourth quarter 2003.

5. HEDGING

The table below details the hedge position as at 4th July 2003.

FORWARD HEDGING - As at 4th July 2003		
	2003 (a)	2004 & Beyond
Petroleum Liquids		
Swaps (Mmboe)	1.62	0.72
Avg. price US$/bbl	24.96	25.00
US Natural Gas		
Collars (Mmbtu)	828,000	
Avg. price-floor/cap (US$/mmbtu)	3.25/4.00	
Currency (US$m)		
Bayu Undan		147
Avge. Exch. rate		0.5527
Other Currency Hedging	32	42 (b)
Avge. exchange rate	0.6534/ 0.6668	0.7963

(a) Outstanding hedging positions for the remainder of 2003.
(b) US$ 21 m in 2004, US$ 21m in 2005.

2003 Second Quarter Activities Report					
	Quarter Ended			Year to Date	
	2003	2003	2002	YTD 2003	YTD 2002
	June	March	June	June	June
Sales Gas and Ethane (PJ)					
Cooper Basin	39.1	35.5	42.7	74.6	78.8
Surat/Denison	3.7	3.8	3.1	7.5	5.6
Amadeus	2.9	2.9	2.8	5.8	5.7
Otway	4.0	3.4	2.7	7.4	4.8
Gippsland - Patricia Baleen	0.6	0.0	0.0	0.6	0.0
East Spar	4.6	4.9	5.5	9.5	10.4
USA	3.2	2.8	2.4	6.0	4.7
Total Production	**58.1**	**53.3**	**59.2**	**111.4**	**110.0**
Total Sales Volume	**59.0**	**52.4**	**58.7**	**111.4**	**108.3**
Total Sales Revenue	**193.5**	**164.4**	**167.5**	**357.9**	**309.3**
Crude Oil (000's bbls)					
Cooper Basin	667.9	618.7	713.4	1286.6	1491.5
Surat/Denison	18.7	20.5	34.5	39.2	62.1
Amadeus	70.8	68.3	66.7	139.1	141.9
Elang/Kakatua	110.3	112.3	138.5	222.6	288.9
Jabiru/Challis	66.3	63.9	75.4	130.2	143.6
Legendre	469.1	560.6	583.8	1029.7	1317.1
Thevenard	168.3	186.8	225.6	355.1	473.4
Barrow	237.6	239.5	253.1	477.1	509.9
Stag	603.6	607.2	744.2	1210.8	1353.6
Airle	0.0	0.0	0.0	0.0	0.5
SE Gobe	95.5	103.0	103.2	198.5	209.3
USA	61.4	44.8	66.7	106.2	113.2
Total Production	**2569.5**	**2625.6**	**3005.0**	**5195.1**	**6105.0**
Total Sales Volume	**2721.3**	**2304.2**	**2712.9**	**5025.5**	**6047.7**
Oil Price (Avg $A/bbl)	**41.30**	**50.13**	**42.57**	**45.35**	**40.40**
Total Sales Revenue	**112.4**	**115.5**	**115.5**	**227.9**	**244.3**
Condensate (000's bbls)					
Cooper Basin	508.4	513.3	625.1	1021.7	1135.8
Surat/Denison	2.5	1.0	4.1	3.5	9.2
Otway	22.6	25.0	33.1	47.6	50.2
East Spar	220.4	241.4	282.9	461.8	538.0
USA	4.4	3.8	13.3	8.2	28.2
Total Production	**758.3**	**784.5**	**958.5**	**1542.8**	**1761.4**
Total Sales Volume	**656.8**	**840.8**	**843.9**	**1497.6**	**1699.3**
Total Sales Revenue	**25.7**	**47.5**	**31.6**	**73.2**	**66.9**
LPG (000 t)					
Cooper Basin	61.8	54.5	65.7	116.3	121.1
Surat/Denison	0.0	0.0	0.8	0.0	1.7
Total Production	**61.8**	**54.5**	**66.5**	**116.3**	**122.8**
Total Sales Volume	**43.8**	**68.9**	**80.1**	**112.7**	**118.3**
Total Sales Revenue	**15.7**	**41.3**	**36.6**	**57.0**	**52.5**
TOTAL					
Production (mmboe)	**13.8**	**13.0**	**14.6**	**26.8**	**27.7**
Sales Volume (mmboe)	**13.8**	**12.7**	**14.3**	**26.5**	**27.3**
Sales Revenue ($Am)	**347.3**	**368.7**	**351.2**	**716.0**	**673.1**

2003 Second Quarter Activities Report	Quarter Ended			Year to Date	
	2003	2003	2002	YTD 2003	YTD 2002
	June	March	June	June	June
Exploration					
Australia	10.2	10.2	11.5	20.4	27.0
Overseas	28.0	12.5	19.8	40.5	28.3
Delineation					
Australia	5.5	7.5	12.6	13.0	24.5
Overseas	3.0	0.1	1.2	3.1	4.5
Development (1)					
Australia	143.7	90.4	124.5	234.1	233.2
Overseas	13.2	9.3	12.2	22.5	19.7
Total Explor & Dev Exp	**203.6**	**130.0**	**181.8**	**333.6**	**337.2**

(1) Includes construction and fixed assets expenditure

ABBREVIATIONS

PJ	= petajoules
bbls	= barrels
t	= tonnes
boe	= barrels of oil equivalent
mmboe	= million barrels of oil equivalent
P&A	= plugged and abandoned
P&S	= plugged and suspended
C&S	= cased and suspended
btu	= British Thermal units

CONVERSIONS

Sales Gas & Ethane, 1 PJ:	= 171.937 boe x 10^3
Crude Oil, 1 barrel:	= 1 boe
Condensate (Naphtha), 1 barrel:	= 0.935 boe
LPG, 1 tonne:	= 8.458 boe